EXHIBIT 20
NEWS RELEASE	[CIGNA Logo]

For Release:	Immediate	One Liberty Place 1650 Market Street P.O. Box 7716 Philadelphia, PA 19192 1550 215.761.1000
Contact:	Gregory E. Deavens, Investor Relations — (215) 761-6128
Wendell Potter, Media Relations — (215) 761-4450

CIGNA REPORTS THIRD QUARTER 2002 RESULTS

PHILADELPHIA, November 1, 2002 — CIGNA Corporation (NYSE:CI) today reported third quarter 2002 operating income1 of $208 million ($1.49 per share2 ), excluding $1.045 billion after-tax in net nonrecurring charges. 3 Operating income for the third quarter 2001 was $273 million, or $1.83 per share, excluding an $8 million after-tax net nonrecurring gain.3

For the first nine months of 2002, operating income was $762 million ($5.41 per share), excluding $1.043 billion after-tax in net nonrecurring charges3. For the first nine months of 2001, operating income was $807 million ($5.31 per share), excluding a $38 million after-tax net nonrecurring gain. 3 Operating income and segment earnings described below exclude the effects of nonrecurring items. 3

CIGNA ceased amortizing goodwill effective January 1, 2002, in accordance with Statement of Financial Accounting Standards (SFAS) No.142, “Goodwill and Other Intangible Assets.” On a comparable basis, operating income for the third quarter of 2001 was $285 million ($1.91 per share) and for the first nine months of 2001 was $843 million ($5.55 per share), excluding the nonrecurring items noted above.

“Our results are below our expectations and our potential, reflecting shortfalls in our health care business. Our other employee benefits businesses continue to achieve earnings in line with our expectations and to make progress in the execution of their strategies. Aggressive actions are being taken to improve performance in our health care operations and we are confident that these actions will be successful,” said H. Edward Hanway, CIGNA’s Chairman and Chief Executive Officer.

HIGHLIGHTS OF CONSOLIDATED THIRD QUARTER 2002 RESULTS

o

Consolidated net loss[4] for the quarter was $877 million, or $6.27 per share, compared with net income of $270 million, or $1.81 per share, for the same period last year. For the first nine months of 2002, the consolidated net loss was $445 million ($3.16 per share) compared to net income of $798 million ($5.26 per share) for the same period last year. The decline compared to third quarter 2001 was largely due to charges associated with the company’s run-off reinsurance operations, lower indemnity earnings, higher realized investment losses and lower gains associated with the sold reinsurance business.

o

After-tax realized investment losses were $40 million in the third quarter of 2002, compared to $11 million in the third quarter of 2001 and $67 million in the second quarter of 2002. Realized investment losses in the third quarter of 2002 were primarily from sales and impairments of fixed income securities.

o

Consolidated revenues for the third quarter of 2002 were $5.2 billion, compared with $4.8 billion for the third quarter of 2001 and $5.0 billion in the second quarter of 2002. The increase over 2001 was primarily driven by a $300 million gain from the investment program established to substantially reduce equity market exposures in the Run-off Reinsurance segment for certain reinsurance contracts. These investment gains offset increased liabilities for these reinsurance contracts, consistent with the investment program. The revenue increase in the third quarter of 2002 also reflects higher HMO and medical indemnity premiums and fees, partially offset by lower investment income and higher realized investment losses.

o

The company repurchased approximately 498,000 shares of its common stock for $46 million during the third quarter. On September 3, 2002 the company announced that it had suspended its stock repurchase program.

o	Cash available at the parent company was approximately $285 million at September 30, 2002. This compares with $430 million available at June 30, 2002 and $550 million at December 31, 2001.

o	Unpaid claims and claim expenses at September 30, 2002 were $4.4 billion, compared with $4.3 billion at June 30, 2002 and $4.0 billion at December 31, 2001.

o

The company currently expects to generate operating income per share in 2002 in the range of $6.50 —$6.75, excluding nonrecurring items[3] and the anticipated restructuring charge in the fourth quarter of 2002 in the Employee Health Care, Life and Disability Benefits segment. The company expects to generate operating income in 2003 in the range of $6.25 —$6.50 per share.

HIGHLIGHTS OF SEGMENT RESULTS

Employee Health Care, Life and Disability Benefits

o

This segment includes CIGNA’s HMO and Indemnity operations. HMO includes medical and dental managed care and specialty health care operations. Indemnity includes medical and dental indemnity, disability, and group life insurance operations.

After-Tax Operating Income (dollars in millions):

						SFAS No. 142 Comparable Results
	Third Qtr. 2002	Third Qtr. 2001	Change	Second Qtr. 2002	Change	Third Qtr. 2001	Change
HMO	$133	$124	7%	$131	2%	$124	7%
Indemnity	33	100	(67)	100	(67)	100	(67)
Goodwill /Other Intangibles	(3)	(15)	80	(3)	-	(3)	-

Total Segment	$163	$209	(22)%	$228	(29)%	$221	(26)%

o

Third quarter 2002 HMO results increased 7% from the same period last year. The increase reflects higher earnings in CIGNA's specialty health care operations and an improved commercial medical loss ratio, partially offset by lower earnings in the administrative services only (ASO) HMO business due primarily to higher service-related operating expenses.

o

Indemnity operating income declined 67% versus the third quarter of 2001. The decline in Indemnity earnings primarily reflects higher spending to improve service, continued investment in technology, adverse claim experience in the experience-rated and guaranteed cost businesses, and poor performance of several new large experience-rated accounts. These factors were partially offset by improved results in the group life business.

Premiums and Premium Equivalents (dollars in millions):

	Third Qtr. 2002	Third Qtr. 2001	Change	Second Qtr. 2002	Change

HMO Premiums and Fees	$1,867	$1,694	10%	$1,947	(4)%
HMO Equivalents	2,174	1,769	23	2,084	4

	4,041	3,463	17	4,031	-

Indemnity Premiums and Fees	1,798	1,767	2	1,842	(2)
Indemnity Equivalents	3,539	3,259	9	3,355	5

	5,337	5,026	6	5,197	3

Total	$9,378	$8,489	10%	$9,228	2%

o

The increase in total premiums and premium equivalents[5] in the third quarter of 2002 compared to the third quarter of 2001 reflects growth in medical premiums, fees and equivalents. This growth was partially offset by lower life and disability insurance revenues driven by lower sales and lower persistency due to rate actions.

Membership (in thousands):

	Sept. 30, 2002	Pro forma Sept. 30, 2001	Change	Pro forma Dec. 31, 2001	Change	Reported Sept. 30, 2001	Reported Dec. 31, 2001

HMO	6,935	6,967	-%	6,972	(1)%	6,967	6,972
Indemnity (Estimated)	6,381	6,353	-	6,441	(1)	7,296	7,396

Total Medical Membership	13,316	13,320	-%	13,413	(1)%	14,263	14,368

o

In the third quarter of 2002, CIGNA made changes to the assumptions used to estimate medical indemnity membership. Industry practice is to estimate indemnity membership based on the number of subscribers multiplied by conversion factors representing the total number of covered persons in the average household. The implementation of new technology platforms by CIGNA has provided additional detail relative to actual membership levels. As a result of this new information, CIGNA reduced the conversion factors used to estimate membership. Pro forma medical membership is shown for September 30, 2001 and December 31, 2001 to provide comparable data for those periods. Use of the new conversion factors has no material impact on previously reported membership trends, and no impact on revenues or operating income.

o

Total medical membership was essentially flat compared to pro forma September 30, 2001 membership and declined approximately 1% from pro forma December 31, 2001 membership. Membership as compared to pro forma September 30, 2001 primarily reflects higher PPO and experience-rated and ASO HMO membership, offset by lower commercial HMO and traditional indemnity enrollment.

o	At September 30, 2002, approximately 20% of CIGNA's 13.3 million covered medical lives were enrolled in guaranteed cost managed care and indemnity arrangements, primarily commercial HMO.

Other Statistics:

	Third Qtr. 2002	Third Qtr. 2001	Second Qtr. 2002

Commercial HMO Medical Risk Loss Ratio	84.3%	85.4%	84.6%
HMO Administrative Expense Ratio	9.9%	10.8%	9.9%

o

Commercial HMO medical cost inflation is trending between 13 - 14%. The Commercial HMO medical loss ratio improved by 110 basis points versus the third quarter of 2001 and 30 basis points sequentially, primarily reflecting the effects of rate increases.

o	The HMO administrative expense ratio decline versus the third quarter of 2001 primarily reflects increased premiums and premium equivalents due to rate increases.

Employee Retirement Benefits and Investment Services

o

 This segment operates in the defined contribution and defined benefit retirement plan markets and in the corporate life insurance market. Operating income for the segment was as follows (after-tax, dollars in millions):

	Third Qtr. 2002	Third Qtr. 2001	Change	Second Qtr. 2002	Change

Operating Income	$57	$55	4%	$57	- %

o

Operating income increased 4% compared to the third quarter of 2001. The increase reflects business growth and a shift to higher margin products, partially offset by the negative effects of stock market declines on asset-based fees.

o

Assets under management at September 30, 2002 were $53.3 billion, an increase of 3% from September 30, 2001 and decrease of 4% from December 31, 2001. The increase over September 30, 2001 reflects increases in fixed income-oriented general account assets and corporate insurance deposits, partially offset by a decline in equity-based separate account assets.

International Life, Health and Employee Benefits

o

This segment includes CIGNA's life and health insurance and employee benefits businesses operating in selected international markets. Operating income (after-tax) and premiums and fees were as follows (dollars in millions):

	Third Qtr. 2002	Third Qtr. 2001	Change	Second Qtr. 2002	Change

Operating Income	$8	$2	300%	$8	-%
(Pro forma for third
quarter of 2001) [6]

Premiums and Fees	$210	$196	7%	$203	3%

o

Operating income increased to $8 million in the third quarter 2002 from $2 million in the third quarter of 2001, reflecting solid revenue growth and improved performance in the health care, life, and accident and health businesses.

o	Third quarter 2001 pro forma operating income excludes $13 million in operating income from the divested Japanese life insurance operation.

Run-off Reinsurance Operations

o

The Run-off Reinsurance Operations segment includes the domestic and international run-off reinsurance operations and amortized gains on the sale of a portion of the reinsurance business in 2000. This is the first period in which results from these operations have been reported separately. Historically, these results have been included as a component of the Other Operations segment.

o	Operating loss, excluding nonrecurring items[3], was as follows (after-tax, dollars in millions):

	Third Qtr. 2002	Third Qtr. 2001	Change	Second Qtr. 2002	Change

Operating Loss	$(16)	$(2)	(700)%	$(3)	(433)%

o

The increased operating loss compared with the third quarter of 2001 primarily reflects lower earnings from the remaining domestic run-off reinsurance operations and higher expenses associated with certain arbitration proceedings.

o

In August 2002, the company implemented an investment program to substantially reduce the impact of equity market declines on certain variable annuity contracts that guarantee minimum death benefits. During the third quarter 2002, the company recognized $300 million in gains on this investment program, effectively offsetting the increase in liabilities resulting from equity market declines during the quarter. The investment gains are reflected in “Other revenues” and the effect of the increased liabilities is reflected in “Benefits, losses and settlement expenses” in the consolidated income statement.

Other Operations

o

The Other Operations segment includes amortized gains related to the 1998 sale of the individual life insurance and annuity business, the leveraged corporate life insurance operation, the settlement annuity operation, and certain investment operations. Operating income was as follows (after-tax, dollars in millions):

	Third Qtr. 2002	Third Qtr. 2001	Change	Second Qtr. 2002	Change

Operating Income	$18	$15	20%	$17	6%

o	The increase in operating income compared with the third quarter of 2001 primarily reflects improved results from the investment operations.

Corporate

o	Corporate includes unallocated investment income and parent company expenses, primarily debt service costs. Operating losses were as follows (after-tax, dollars in millions):

	Third Qtr. 2002	Third Qtr. 2001	Change	Second Qtr. 2002	Change

Operating Loss	$(22)	$(19)	(16)%	$(28)	21%

o

The increased operating loss compared with the third quarter of 2001 is primarily attributable to lower net investment income due to declining interest rates and a lower level of invested assets at the parent company.

CIGNA also announced that the staff of the Securities and Exchange Commission has informed the Company that it has opened an informal inquiry relating to CIGNA. The Company plans to cooperate fully with the SEC’s inquiry.

Quarterly earnings and conference call information is available on CIGNA’s web site (http://www.CIGNA.com) in the Investor Relations section.

* Notes:

1.

Operating income is defined as net income excluding after-tax realized investment results. Operating income is the measure of profitability used by CIGNA in evaluating segment results. It excludes the effects of realized gains and losses attributable to CIGNA’s investment portfolio to present the underlying results of operations of CIGNA’s businesses. Operating income is sometimes adjusted to exclude nonrecurring items, which are identified and quantified in the body of this press release and below in note 3. Neither operating income nor operating income that has been adjusted are determined in accordance with generally accepted accounting principles (GAAP) and should not be viewed as a substitute for net income determined in accordance with GAAP. Other companies may define operating income differently than does CIGNA.

2.	All earnings per share amounts are on a diluted basis except for the third quarter and first nine months of 2002 which exclude common stock equivalents from the per share calculation.

3.	Consolidated and segment operating income presented in this release are adjusted to exclude the following nonrecurring items:

o

After-tax gains of $1 million in the third quarter of 2002, $2 million in the second quarter of 2002, $33 million in the third quarter of 2001, and $22 million in the second quarter of 2001 resulting from the accelerated recognition of deferred gains on the sale of the life reinsurance business (reported in the Run-off Reinsurance segment).

o

After-tax charge of $720 million in the third quarter of 2002 related to run-off reinsurance contracts that guarantee minimum death benefits on certain variable annuity products (reported in the Run-off Reinsurance segment).

o

After-tax charge of $317 million in the third quarter of 2002 related to the outcome of a reinsurance arbitration ruling (Unicover) and the review of other exposures in the company’s run-off reinsurance operations (reported in the Run-off Reinsurance segment).

o

After-tax charge of $9 million in the third quarter of 2002 for reserve strengthening related to a U.S. government investigation into Medicare cost reporting practices at CIGNA’s Lovelace Health Systems, Inc. subsidiary (reported in the Employee Health Care, Life and Disability Benefits segment).

o	After-tax gain of $8 million in the first quarter of 2001 resulting from the sale of a partial interest in the Japanese life insurance operation (reported in the International segment).

o

After-tax charge of $25 million in the third quarter of 2001 for the events of September 11, 2001 ($20 million in the Employee Health Care, Life and Disability segment, $3 million in the Employee Retirement and Investment Services segment and $2 million in the Run-off Reinsurance segment).

4.	Consolidated net income (loss), which is presented in accordance with GAAP, includes realized investment results and nonrecurring items (see note 3 above).

5.

Premium equivalents generally equal paid claims under alternative funding programs. Under alternative funding programs, the customer assumes responsibility for funding claims, and CIGNA provides claims processing and other services. CIGNA’s health care business reflects a large concentration of alternative funding arrangements. Adding premium equivalents to premiums and fees produces a measure that is helpful in assessing the business volume of CIGNA’s health care operations. CIGNA would have recorded the amount of these paid claims as additional premiums if these programs had been written as guaranteed cost or retrospectively experience-rated programs.

6.	2001 pro forma operating income has been adjusted to exclude operating income from the Japanese life insurance operation, which was sold in 2001.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF
THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

CIGNA and its representatives may from time to time make written and oral forward-looking statements, including statements contained in this press release, in CIGNA’s filings with the Securities and Exchange Commission, in its reports to shareholders and in meetings with analysts and investors. For example, this press release includes forward-looking information regarding CIGNA’s outlook for its full year 2002 and 2003 earnings. Forward-looking statements made by CIGNA may contain information about financial prospects, economic conditions, trends and other uncertainties. CIGNA cautions that actual results could differ materially from those that management expects, depending on the outcome of certain factors. Some factors that could cause actual results to differ materially from the forward-looking statements include:

1.	increases in medical costs that are higher than anticipated in establishing premium rates in CIGNA's health care operations, including increased use and costs of medical services;

2.	increased medical, administrative, technology or other costs resulting from legislative and regulatory challenges to, and new regulatory requirements imposed on, CIGNA's health care business;

3.	the risks associated with pending and potential state and federal health care class action lawsuits, purported securities class action lawsuits, and other litigation;

4.	heightened competition, particularly price competition, which could reduce product margins and constrain growth in CIGNA's businesses;

5.	significant reductions in customer retention;

6.	significant changes in interest rates;

7.	significant changes in the financial strength ratings of CIGNA's insurance subsidiaries;

8.

inability of the program adopted by CIGNA to substantially reduce equity market risks for reinsurance  contracts that guarantee minimum death benefits under certain variable annuities (including possible market difficulties in entering into appropriate futures contracts and in matching such contracts to the underlying equity risk) and adjustments to the reserve assumptions used in estimating CIGNA’s liabilities for these reinsurance contracts;

9.

significant stock market declines, which could, among other things, reduce results in CIGNA's retirement business and result in increased pension expenses in future periods and the recognition of additional pension obligations;

10.	significant deterioration in economic conditions, which could have an adverse effect on CIGNA's operations and investments;

11.	changes in federal income tax laws; and

12.	risk factors detailed in CIGNA's Form 10-Q for the second quarter of 2002, including the Cautionary Statement in Management's Discussion and Analysis.

This list of important factors is not intended to be exhaustive. There may be other risk factors that would preclude CIGNA from realizing the forward-looking statements. While CIGNA may periodically update this discussion of risk factors, CIGNA does not undertake to update any forward-looking statement that may be made by or on behalf of CIGNA prior to its next required filing with the Securities and Exchange Commission.

CIGNA CORPORATION COMPARATIVE SUMMARY OF FINANCIAL RESULTS (Dollars in millions, except per share amounts)	Exhibit 1
[CIGNA Logo]

Three Months Ended September 30,				Nine Months Ended September 30,

	2002	2001 Reported	2001 Adjusted (1)	2002	2001 Reported	2001 Adjusted (1)

REVENUES
Premiums and fees	$4,034	$3,789	$3,789	$12,169	$11,342	$11,342
Net investment income	664	721	721	2,054	2,145	2,145
Other revenues (2) (3) (4)	578	285	285	1,043	761	761
Realized investment losses	(58)	(17)	(17)	(250)	(75)	(75)

Total	$5,218	$4,778	$4,778	$15,016	$14,173	$14,173

OPERATING INCOME (LOSS) BY SEGMENT (5)
Employee Health Care, Life and Disability Benefits:
HMO operations (6) (7)	$121	$109	$117	$370	$338	$360
Indemnity operations (6)	33	80	84	228	253	267

Total Employee Health Care, Life and Disability Benefits	154	189	201	598	591	627
Employee Retirement Benefits and Investment Services (6)	57	52	52	171	165	165
International Life, Health and Employee Benefits (4)	8	15	15	24	46	46
Run-off Reinsurance Operations (3) (6) (8)	(1,052)	29	29	(1,055)	50	50
Other Operations	18	15	15	55	52	52
Corporate	(22)	(19)	(19)	(74)	(59)	(59)

Total	$(837)	$281	$293	$(281)	$845	$881

NET INCOME (LOSS) BY SEGMENT
Employee Health Care, Life and Disability Benefits:
HMO operations (6) (7)	$126	$109	$117	$375	$337	$359
Indemnity operations (6)	11	62	66	143	231	245

Total Employee Health Care, Life and Disability Benefits	137	171	183	518	568	604
Employee Retirement Benefits and Investment Services (6)	34	49	49	92	135	135
International Life, Health and Employee Benefits (4)	9	15	15	26	46	46
Run-off Reinsurance Operations (3) (6) (8)	(1,053)	27	27	(1,060)	45	45
Other Operations	18	27	27	53	63	63
Corporate	(22)	(19)	(19)	(74)	(59)	(59)

Total	$(877)	$270	$282	$(445)	$798	$834

DILUTED EARNINGS PER SHARE:
Operating income (loss)	$(5.99)	$1.88	$1.96	$(2.00)	$5.56	$5.80
After-tax realized investment losses	(0.28)	(0.07)	(0.07)	(1.16)	(0.30)	(0.30)

Net income (loss)	$(6.27)	$1.81	$1.89	$(3.16)	$5.26	$5.50

Weighted average shares (in thousands)	139,767	149,097	149,097	140,726	151,855	151,855

SHAREHOLDERS' EQUITY at September 30:				$4,458	$5,323

SHAREHOLDERS' EQUITY PER SHARE at September 30:				$31.98	$36.81

(1)	2001 information is adjusted to exclude goodwill amortization. Pursuant to Statement of Financial Accounting Standards No. 142, CIGNA ceased amortization of goodwill as of January 1, 2002.

(2)

Includes third quarter 2002 pre-tax gain of $300 million from futures contracts (to manage equity risks in run-off reinsurance operations). CIGNA recorded a corresponding expense to increase liabilities for certain specialty life reinsurance contracts.

(3)

Includes pre-tax accelerated recognition of gain on the sale of the life reinsurance business of $1 million (pre-tax and after-tax) for the third quarter and $4 million ($3 million after-tax) for the nine months of 2002, and $50 million ($33 million after-tax) for the third quarter and $85 million ($55 million after-tax) for the nine months of 2001.

(4)	Includes first quarter 2001 pre-tax gain on the sale of a partial interest in the Japanese life insurance operation of $12 million ($8 million after-tax).

(5)	Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results.

(6)

Includes third quarter 2001 charges related to events of September 11, 2001. On a consolidated basis, these charges were $25 million after-tax. See exhibit 2 for further information regarding charges by segment.

(7)	Includes third quarter 2002 after-tax charge of $9 million related to Lovelace Health Systems, Inc. (a subsidiary of CIGNA) and its Medicare cost reporting practices.

(8)

Includes third quarter 2002 after-tax charges of $720 million to strengthen reserves for certain specialty life reinsurance contracts as well as the impact of a program adopted by CIGNA to reduce equity market risks related to these contracts, and $317 million for Unicover and London reinsurance matters.

CIGNA Corporation	Exhibit 2
Supplemental Financial Information
Financial Data Excluding Specific Adjustments - Results of Operations
(Dollars in millions, except per share amounts)

	Employee Health Care, Life & Disability Benefits						Employee Retirement Benefits & Investment		International Life, Health &
	HMOs		Indemnity		Total		Svcs.		Emp. Benefits
Three months ended September 30,	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

Net income (loss) as reported	$126	$109	$11	$62	$137	$171	$34	$49	$9	$15
Realized investment results, net of taxes	(5)	-	22	18	17	18	23	3	(1)	-

Operating income (loss) as published	121	109	33	80	154	189	57	52	8	15
Losses on specialty life reinsurance contracts	-	-	-	-	-	-	-	-	-	-
Charge for Unicover and London reinsurance	-	-	-	-	-	-	-	-	-	-
Charge for Lovelace-Medicare cost reporting	9	-	-	-	9	-	-	-	-	-
Accelerated recognition of gain on the sale of
the life reinsurance business	-	-	-	-	-	-	-	-	-	-
Charges for events of September 11, 2001	-	5	-	15	-	20	-	3	-	-

Operating income (loss) as adjusted	130	114	33	95	163	209	57	55	8	15
Goodwill amortization	-	8	-	4	-	12	-	-	-	-

Operating income (loss) as adjusted
excluding goodwill amortization*	$130	$122	$33	$99	$163	$221	$57	$55	$8	$15

	Run-off Reinsurance Operations		Other Operations		Corporate		Consolidated		Diluted Earnings Per Share
Three months ended September 30,	2002	2001	2002	2001	2002	2001	2002	2001	2002**	2001

Net income (loss) as reported	$(1,053)	$27	$18	$27	$(22)	$(19)	$(877)	$270	$(6.27)	$1.81
Realized investment results, net of taxes	1	2	-	(12)	-	-	40	11	0.28	0.07

Operating income (loss) as published	(1,052)	29	18	15	(22)	(19)	(837)	281	(5.99)	1.88
Losses on specialty life reinsurance contracts	720	-	-	-	-	-	720	-	5.15	-
Charge for Unicover and London reinsurance	317	-	-	-	-	-	317	-	2.27	-
Charge for Lovelace-Medicare cost reporting	-	-	-	-	-	-	9	-	0.07	-
Accelerated recognition of gain on the sale of
the life reinsurance business	(1)	(33)	-	-	-	-	(1)	(33)	(0.01)	(0.22)
Charges for events of September 11, 2001	-	2	-	-	-	-	-	25	-	0.17

Operating income (loss) as adjusted	(16)	(2)	18	15	(22)	(19)	208	273	1.49	1.83
Goodwill amortization	-	-	-	-	-	-	-	12	-	0.08

Operating income (loss) as adjusted
excluding goodwill amortization*	$(16)	$(2)	$18	$15	$(22)	$(19)	$208	$285	$1.49	$1.91

	Employee Health Care, Life & Disability Benefits						Employee Retirement Benefits & Investment		International Life, Health &
	HMOs		Indemnity		Total		Svcs.		Emp. Benefits
Nine months ended September 30,	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

Net income (loss) as reported	$375	$337	$143	$231	$518	$568	$92	$135	$26	$46
Realized investment results, net of taxes	(5)	1	85	22	80	23	79	30	(2)	-

Operating income (loss) as published	370	338	228	253	598	591	171	165	24	46
Losses on specialty life reinsurance contracts	-	-	-	-	-	-	-	-	-	-
Charge for Unicover and London reinsurance	-	-	-	-	-	-	-	-	-	-
Charge for Lovelace-Medicare cost reporting	9	-	-	-	9	-	-	-	-	-
Accelerated recognition of gain on the sale of
the life reinsurance business	-	-	-	-	-	-	-	-	-	-
Gain on sale of a partial interest in Japanese
life insurance operation	-	-	-	-	-	-	-	-	-	(8)
Charges for events of September 11, 2001	-	5	-	15	-	20	-	3	-	-

Operating income (loss) as adjusted	379	343	228	268	607	611	171	168	24	38
Goodwill amortization	-	22	-	14	-	36	-	-	-	-

Operating income (loss) as adjusted
excluding goodwill amortization*	$379	$365	$228	$282	$607	$647	$171	$168	$24	$38

	Run-off Reinsurance Operations		Other Operations		Corporate		Consolidated		Diluted Earnings Per Share
Nine months ended September 30,	2002	2001	2002	2001	2002	2001	2002	2001	2002**	2001

Net income (loss) as reported	$(1,060)	$45	$53	$63	$(74)	$(59)	$(445)	$798	$(3.16)	$5.26
Realized investment results, net of taxes	5	5	2	(11)	-	-	164	47	1.16	0.30

Operating income (loss) as published	(1,055)	50	55	52	(74)	(59)	(281)	845	(2.00)	5.56
Losses on specialty life reinsurance contracts	720	-	-	-	-	-	720	-	5.12	-
Charge for Unicover and London reinsurance	317	-	-	-	-	-	317	-	2.25	-
Charge for Lovelace-Medicare cost reporting	-	-	-	-	-	-	9	-	0.06	-
Accelerated recognition of gain on the sale of
the life reinsurance business	(3)	(55)	-	-	-	-	(3)	(55)	(0.02)	(0.36)
Gain on sale of a partial interest in Japanese
life insurance operation	-	-	-	-	-	-	-	(8)	-	(0.05)
Charges for events of September 11, 2001	-	2	-	-	-	-	-	25	-	0.16

Operating income (loss) as adjusted	(21)	(3)	55	52	(74)	(59)	762	807	5.41	5.31
Goodwill amortization	-	-	-	-	-	-	-	36	-	0.24

Operating income (loss) as adjusted
excluding goodwill amortization*	$(21)	$(3)	$55	$52	$(74)	$(59)	$762	$843	$5.41	$5.55

* 2001 adjusted information excludes goodwill amortization. Pursuant to SFAS No. 142, CIGNA ceased amortization of goodwill as of January 1, 2002.

** Because consolidated earnings including the nonrecurring items above result in an overall loss for the third quarter and nine months ended September 30, 2002, the number of shares used to compute EPS does not reflect the dilution caused by stock options and restricted stock grants. Such common stock equivalents (approximately 1.1 million shares for the third quarter and 1.7 million shares for the nine months of 2002) are excluded from the computation since their effect would decrease CIGNA's reported loss per share. If they were included in the computation of per share amounts, operating income (loss) as adjusted would have been $1.48 per share for the third quarter and $5.35 per share for the nine months ended September 30, 2002.